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                          March 22, 2024

       Harry Simeonidis
       Chief Executive Officer
       Intelligent Bio Solutions Inc.
       142 West 57th Street, 11th Floor
       New York, NY 10019

                                                        Re: Intelligent Bio
Solutions Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2024
                                                            File No. 333-278025

       Dear Harry Simeonidis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Johnathan Duncan, Esq.